UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 5, 2012

This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-182712) and our Registration

Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of

1934, in each case as amended

Commission file number: 1-14846

AngloGold Ashanti Limited

(Name of Registrant)

76 Jeppe Street

Newtown, Johannesburg, 2001

(P O Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒            Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑             No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑             No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑            No:  ☒

Enclosures:	Unaudited condensed consolidated financial statements as of June 30, 2012 and December 31, 2011 and for each of the six month periods ended June 30, 2012 and 2011, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Prepared in accordance with US GAAP

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions, except for share data)
Sales and other income	3,361	3,020
Product sales	3,325	2,998
Interest, dividends and other	36	22
Cost and expenses	2,227	2,041
Production costs	1,543	1,410
Exploration costs	163	120
Related party transactions	(9)	(5)
General and administrative	140	136
Royalties	93	87
Market development costs	4	4
Depreciation, depletion and amortization	385	387
Impairment of assets	1	11
Interest expense	90	91
Accretion expense	16	14
Employment severance costs	6	7
Profit on sale of assets, realization of loans, indirect taxes and other (see note F)	(25)	(41)
Non-hedge derivative gain and movement on bonds (see note G)	(180)	(180)
Income from continuing operations before income tax and equity income in associates	1,134	979
Taxation expense (see note H)	(439)	(284)
Equity income in associates	19	28

Net income	714	723
Less: Net income attributable to noncontrolling interests	(13)	(20)

Net income—attributable to AngloGold Ashanti	701	703

Income per share attributable to AngloGold Ashanti common stockholders: (cents) (see note J)
Net income
Ordinary shares	182	183
E Ordinary shares	91	92
Ordinary shares—diluted	136	137
E Ordinary shares—diluted	85	84

Weighted average number of shares used in computation
Ordinary shares	384,238,379	382,894,949
Ordinary shares—diluted	419,116,755	417,544,711
E Ordinary shares—basic and diluted	2,560,095	2,723,866

Dividend declared per ordinary share (cents)	38	11
Dividend declared per E ordinary share (cents)	19	6

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Prepared in accordance with US GAAP

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net income	714	723

Other comprehensive income consists of the following:

Translation loss	(35)	(27)
Net loss on available-for-sale financial assets arising during the period, net of tax of $nil million and $nil million, respectively	(11)	(29)
Reclassification of other-than-temporary impairments on available-for-sale financial assets to Net income during the period, net of tax of $nil million and $nil million, respectively	1	2

Other comprehensive income	(45)	(54)

Comprehensive income	669	669

Total comprehensive income attributable to:
AngloGold Ashanti	658	651
Noncontrolling interests	11	18

	669	669

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

Prepared in accordance with US GAAP

	At June 30,	At December 31,
	2012	2011
	(unaudited)
	(in US Dollars, millions)
ASSETS
Current assets	2,667	2,631
Cash and cash equivalents	987	1,112
Restricted cash	32	35
Receivables	452	351
Trade	49	46
Recoverable taxes, rebates, levies and duties	202	170
Other	201	135
Inventories (see note C)	1,035	959
Materials on the leach pad (see note C)	92	98
Deferred taxation assets	67	75
Assets held for sale	2	1
Property, plant and equipment, net	6,390	6,123
Acquired properties, net	770	779
Goodwill and other intangibles, net	237	213
Other long-term inventory (see note C)	31	31
Materials on the leach pad (see note C)	438	393
Other long-term assets (see note L)	1,146	1,001
Deferred taxation assets	4	14

Total assets	11,683	11,185

LIABILITIES AND EQUITY
Current liabilities	953	919
Accounts payable and other current liabilities	756	779
Short-term debt	30	30
Short-term debt at fair value (see note E)	2	2
Tax payable	165	108
Other non-current liabilities	65	63
Long-term debt (see note E)	1,875	1,715
Long-term debt at fair value (see note E)	645	758
Derivatives	26	93
Deferred taxation liabilities	1,363	1,242
Provision for environmental rehabilitation	671	653
Provision for labor, civil, compensation claims and settlements	33	35
Provision for pension and other post-retirement medical benefits	206	185
Commitments and contingencies	—	—
Equity	5,846	5,522
Common stock
Share capital—600,000,000 (2011—600,000,000) authorized ordinary shares of 25 ZAR cents each. Share capital—4,280,000 (2011—4,280,000) authorized E ordinary shares of 25 ZAR cents each. Ordinary shares issued 2012 - 382,502,370 (2011—381,915,437). E ordinary shares issued 2012—1,050,000 (2011—1,050,000)	13	13
Additional paid in capital	8,774	8,740
Accumulated deficit	(2,163)	(2,575)
Accumulated other comprehensive income	(875)	(832)
Other reserves	36	36

Total AngloGold Ashanti stockholders’ equity	5,785	5,382
Noncontrolling interests	61	140
Total liabilities and equity	11,683	11,185

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Prepared in accordance with US GAAP

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net cash provided by operating activities	991	1,091
Net income	714	723
Reconciled to net cash provided by operations:

Loss on sale of assets, realization of loans, indirect taxes and other	3	10
Depreciation, depletion and amortization	385	387
Impairment of assets	1	11
Deferred taxation	135	166
Movement in non-hedge derivatives and bonds	(180)	(180)
Equity income in associates	(19)	(28)
Dividends received from associates	41	44
Other non cash items	44	21
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	16	48
Effect of changes in operating working capital items:
Receivables	(94)	(82)
Inventories	(112)	(102)
Accounts payable and other current liabilities	57	73
Net cash used in investing activities	(874)	(633)
Available for sale investments acquired	(2)	(10)
Held to maturity investments acquired	(60)	(52)
Contributions to associates and equity accounted joint ventures	(111)	(49)
Additions to property, plant and equipment	(686)	(556)
Interest capitalized and paid	(4)	—
Expenditure on intangible assets	(28)	—
Proceeds on sale of mining assets	2	8
Proceeds on sale of available for sale investments	—	2
Proceeds on redemption of held to maturity investments	55	40
Proceeds on disposal of equity accounted joint ventures	20	—
Proceeds on disposal of subsidiary	—	9
Loans receivable repaid	—	1
Loans advanced to associates and equity accounted joint ventures	(63)	(2)
Loans repaid by associates and equity accounted joint ventures	1	—
Cash of subsidiary disposed	—	(11)
Change in restricted cash	2	(13)
Net cash used by financing activities	(248)	(202)
Repayments of debt	(8)	(155)
Issuance of stock	1	1
Proceeds from debt	150	6
Debt issue costs	(8)	—
Acquisition of noncontrolling interest	(220)	—
Dividends paid to common stockholders	(147)	(43)
Dividends paid to noncontrolling interests	(16)	(11)

Net (decrease)/increase in cash and cash equivalents	(131)	256
Effect of exchange rate changes on cash	6	(3)
Cash and cash equivalents—January 1,	1,112	586

Cash and cash equivalents—June 30,	987	839

ANGLOGOLD ASHANTI LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Prepared in accordance with US GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(unaudited)

(In millions, except share information)

	AngloGold Ashanti stockholders
	Common stock	Common stock $	Additional paid in capital $	Accumulated other comprehensive income* $	Accumulated deficit $	Other reserves $	Noncontrolling interests $	Total $
Balance—December 31, 2011	382,965,437	13	8,740	(832)	(2,575)	36	140	5,522

Net income					701		13	714
Other comprehensive income				(43)			(2)	(45)
Acquisition of noncontrolling interest					(142)		(73)	(215)
Stock issues as part of Share Incentive Scheme	561,256	—	20					20
Stock issues in exchange for E Ordinary shares cancelled	8,586	—	1					1
Stock issues transferred from Employee Share Ownership Plan to exiting employees	17,091	—	1					1
Stock based compensation expense			12					12
Dividends					(147)		(17)	(164)

Balance—June 30, 2012	383,552,370	13	8,774	(875)	(2,163)	36	61	5,846

*	The cumulative charge, net of deferred taxation of $1 million (2011: $1 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $2 million (2011: $2 million).

ANGLOGOLD ASHANTI LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Prepared in accordance with US GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(unaudited)

(In millions, except share information)

	AngloGold Ashanti stockholders
	Common stock	Common stock $	Additional paid in capital $	Accumulated other comprehensive income* $	Accumulated deficit $	Other reserves $	Noncontrolling interests $	Total $
Balance—December 31, 2010	381,889,139	13	8,670	(385)	(3,869)	37	123	4,589
Net income					703		20	723
Other comprehensive income				(52)			(2)	(54)
Share of equity accounted joint venture’s other comprehensive income						(1)		(1)
Stock issues as part of Share Incentive Scheme	319,721	—	13					13
Stock issues in exchange for E Ordinary shares cancelled	387	—	7					7
E Ordinary shares of common stock issued—Izingwe Holdings	280,000	—	—					—
Stock issues transferred from Employee Share Ownership Plan to exiting employees	13,246	—	1					1
Stock based compensation expense			19					19
Dividends					(43)		(5)	(48)

Balance—June 30, 2011	382,502,493	13	8,710	(437)	(3,209)	36	136	5,249

*	The cumulative charge, net of deferred taxation of $1 million (2010: $1 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $2 million (2010: $2 million).

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note A. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

The balance sheet as at December 31, 2011 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2011.

Note B. Accounting developments

Recently adopted pronouncements

Goodwill impairment testing

In September 2011, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“the Codification” or “ASC”) guidance was issued which simplifies how an entity tests goodwill for impairment. The guidance allows both public and nonpublic entities an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, an entity no longer would be required to calculate the fair value of a reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The adoption of the updated guidance on January 1, 2012 had no impact on the Company’s financial statements.

Presentation of comprehensive income

In June 2011, the FASB issued guidance for disclosures about comprehensive income. The guidance is intended to increase the prominence of other comprehensive income in financial statements. The main provisions of the guidance provide that an entity that reports items of other comprehensive income has the option to present comprehensive income in either one statement or two consecutive statements. The Company adopted the two consecutive statement approach on January 1, 2012. Except for presentation changes, the adoption had no impact on the Company’s financial statements.

Fair value measurements

In May 2011, the FASB issued updated guidance on fair value measurement and disclosure requirements. The requirements do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within US GAAP. The update will supersede most of the FASB ASC guidance for fair value measurements, although many of the changes are clarifications of existing guidance or wording changes. The adoption of the updated guidance on January 1, 2012 had no impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note C. Inventories

	At June 30,	At December 31,
	2012	2011
	(unaudited)
	(in US Dollars, millions)

The components of inventory consist of the following:

Short-term
Metals in process	195	189
Gold on hand (doré/bullion)	95	94
Ore stockpiles	498	454
Uranium oxide and sulfuric acid	22	24
Supplies	317	296

	1,127	1,057
Less: Materials on the leach pad(1)	(92)	(98)

	1,035	959

(1)	Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

	At June 30, 2012	At December 31, 2011
	(unaudited)
	(in US Dollars, millions)

Long-term
Metals in process	438	393
Ore stockpiles	31	31

	469	424
Less: Materials on the leach pad(1)	(438)	(393)

	31	31

(1)	Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note D. Impairment of assets

Impairments are made up as follows:

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Continental Africa
Write-off of vehicles and mining equipment at Obuasi	1	1
South Africa
Impairment of abandoned shaft pillar development at TauTona	—	9
Write-off of mining assets at Savuka	—	1

	1	11

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note E. Debt

The Company’s outstanding debt includes:

Debt carried at amortized cost

Rated bonds

On April 22, 2010, the Company announced the pricing of an offering of 10-year and 30-year notes. The offering closed on April 28, 2010. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The notes are unsecured and interest is payable semi-annually.

Details of the rated bonds are summarized as follows:

	At June 30, 2012
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%		(unaudited) (in US Dollars, millions)

10-year unsecured notes	5.375	700	(1)	8	707
30-year unsecured notes	6.500	300	(5)	4	299

		1,000	(6)	12	1,006

	At December 31, 2011
	Coupon rate %	Total offering	Unamortized discount	Accrued interest	Total carrying value
	(in US Dollars, millions)
10-year unsecured notes	5.375	700	(1)	8	707
30-year unsecured notes	6.500	300	(5)	4	299

		1,000	(6)	12	1,006

Loan facilities

On April 20, 2010, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly-owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion four-year revolving credit facility with a syndicate of lenders. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers and other guarantors under the facility. Amounts may be repaid and reborrowed under the facility during its four-year term. During the first half of 2012, the Company drew down $100 million under the facility and drew down a further $100 million in mid-July 2012. On July 20, 2012, the Company entered into a $1.0 billion five-year unsecured revolving credit facility with a syndicate of lenders which will replace its existing $1.0 billion syndicated revolving credit facility maturing in April 2014. See note O.

Details of the syndicated revolving credit facility are summarized as follows:

	At June 30, 2012
	Interest rate (1)	Commitment fee (2)	Total facility	Undrawn facility	Total drawn facility
	%	%		(unaudited)
			(in US Dollars, millions)
$1.0 billion syndicated revolving credit facility	LIBOR + 1.75	0.7	1,000	900	100

	At December 31, 2011
	Interest rate (1)	Commitment fee (2)	Total facility	Undrawn facility	Total drawn facility
	%	%	(in US Dollars, millions)
$1.0 billion syndicated revolving credit facility	LIBOR + 1.75	0.7	1,000	1,000	—

(1)	Outstanding amounts bear interest at a margin over the London Interbank Offered Rate (“LIBOR”).
(2)	Commitment fees are payable quarterly in arrears on the undrawn portion of the facility.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note E. Debt (continued)

Debt carried at amortized cost (continued)

Syndicated revolving credit facility (A$600 million)

On December 22, 2011, AngloGold Ashanti Australia Limited entered into a four-year revolving credit facility of A$600 million with a syndicate of banks. AngloGold Ashanti Limited together with AngloGold Ashanti Holdings plc each guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the facility. Amounts may be repaid and reborrowed under the facility during its four-year term. An amount of $51 million was drawn down during the six months ended June 30, 2012 under the facility and a further $88 million was drawn down in mid-July 2012.

	At June 30, 2012
	Interest rate (3)	Commitment fee (4)	Total facility	Undrawn facility	Total drawn facility
	%	%	(unaudited)
			(in US Dollars, millions)
A$600 million syndicated revolving credit facility	BBSY + 2	1	613	562	51

	At December 31, 2011
	Interest rate (3)	Commitment fee (4)	Total facility	Undrawn facility	Total drawn facility
	%	%	(in US Dollars, millions)
A$600 million syndicated revolving credit facility	BBSY + 2	1	617	617	—

(3)	Outstanding amounts bear interest at a margin over the Bank Bill Swap Bid Rate (“BBSY”).
(4)	A commitment fee of 50 percent of the applicable margin is payable quarterly in arrears on the undrawn portion of the facility.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note E. Debt (continued)

Convertible bonds

The issue of convertible bonds in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent was concluded on May 22, 2009. These bonds are convertible into ADSs at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

The convertible bonds mature on May 22, 2014. However, at any time on or after June 12, 2012 the Company has the right, but not the obligation, to redeem all (but not part) of the convertible bonds at their principal amount together with accrued interest if the volume weighted average price of the ADSs that would be delivered by the Company on the conversion of a convertible bond of a principal amount of $100,000 exceeds $130,000 on each of at least 20 consecutive dealing days ending not earlier than five days prior to the date that the Company gives notice of the redemption.

Upon the occurrence of a change of control of the Company, each convertible bond holder will have the right to require the Company to redeem its convertible bonds at their principal amount plus accrued interest thereon. If the convertible bond holder elects to convert its convertible bonds in connection with such change of control, the Company will pay a “make whole” premium to such convertible bond holder in connection with such conversion. The conversion price is subject to adjustment on occurrence of certain events, as described in the terms and conditions of the bonds.

The Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability with subsequent changes in fair value recorded in earnings each period. The total fair value of the derivative liability on May 22, 2009 (date of issue) amounted to $142.2 million. The difference between the initial carrying value and the stated value of the convertible bonds is being accreted to interest expense using the effective interest method over the 5 year term of the bonds.

The convertible bonds and associated derivative liability (which has been accounted for separately) are summarized as follows:

	At June 30, 2012	At December 31, 2011
	(unaudited)
	(in US Dollars, millions)
Convertible bonds
Senior unsecured fixed rate bonds	671	656
Accrued interest	3	3

	674	659

Convertible bond derivative liability
Balance at beginning of period	92	176
Fair value movements on conversion features of convertible bonds	(67)	(84)

Balance at end of period	25	92

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note E. Debt (continued)

Debt carried at fair value

Mandatory convertible bonds

In September 2010, the Company issued mandatory convertible bonds at a coupon rate of 6 percent due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. These bonds are convertible into a variable number of ADSs, ranging from 18,140,000 at a share price equal to or lesser than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture and subject to adjustment.

The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The FASB ASC guidance contains an election for the Company to record the entire instrument at fair value as opposed to separating the embedded derivatives from the instrument. The shareholders have authorized that the convertible bonds will be settled in equity and not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the Company has chosen to recognize the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognized may differ from the principal amount.

Other convertible bonds that have been issued by the Company will only be settled in equity if future events, outside of the control of the Company, result in equity settlement and thus have a potential cash settlement at maturity that will not exceed the principal amount, in those circumstances the liabilities are recognized at amortized cost.

In determining the fair value liability of the mandatory convertible bonds, the Company has measured the effect based on the ex interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is AUPRA. The accounting policy of the Company is to recognize interest expense separately from the fair value adjustments in the income statement. Interest is recognized at a quarterly coupon rate of 6 percent per annum. Fair value adjustments are included in Non-hedge derivative gain and movement on bonds in the income statement. See note G.

The contractual principal amount of the mandatory convertible bonds is $789 million, provided the calculated share price of the Company is within the range of $43.50 to $54.375. If the calculated share price is below $43.50, the Company will recognize a gain on the principal amount and above $54.375 a loss. As at June 30, 2012, the actual share price was $34.34.

The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

The mandatory convertible bonds are summarized as follows:

	At June 30, 2012	At December 31, 2011
	(unaudited)
	(in US Dollars, millions)
Mandatory convertible bonds
Long-term debt at fair value	645	758
Accrued interest included in short-term debt at fair value	2	2

	647	760

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note F. (Profit)/loss on sale of assets, realization of loans, indirect taxes and other

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Indirect tax expenses and legal claims (1)	6	10
Loss/(profit) on disposal of land, equipment and assets, mineral rights and exploration properties	5	(1)
Impairment of investments	1	2
Black economic empowerment transaction restructuring costs for Izingwe Holdings (Proprietary) Limited	—	7
Impairment of other receivables	—	1
Profit on disposal of AGA-Polymetal Strategic Alliance (2)	(20)	—
Royalties received (3)	(17)	(58)
Profit on disposal of the Company’s subsidiary ISS International Limited (4)	—	(2)

	(25)	(41)

Taxation expense on above items	4	11

(1) Indirect taxes and legal claims are in respect of:
Ghana		5
Guinea	6	4
United States of America	2
Brazil	1
Argentina	(2)
Namibia	(1)	1
(2) On February 8, 2012, the transaction to dispose of the AGA-Polymetal Strategic Alliance consisting of AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited to Polyholding Limited was completed. These assets were fully impaired as at December 31, 2011.
(3) Royalties received include:
Newmont Mining Corporation (2009 Boddington Gold mine sale)	(14)	(20)
Simmers & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine)	(3)	(2)
Franco Nevada Corporation (2011 sale of royalty stream in Ayanfuri mine)		(35)
Other royalties		(1)
(4) ISS International Limited (“ISSI”) was classified as held for sale in 2010. The sale was concluded on February 28, 2011.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note G. Non-hedge derivative gain and movement on bonds

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US dollars, millions)
Non-hedge derivative gain
Gain on non-hedge derivatives	67	88

The net gain recorded in the six months ended June 30, 2012 relates to the fair value movements of the conversion features of convertible bonds.

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Movement on bonds
Fair value gain on mandatory convertible bonds (See Note E)	113	92

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note H. Taxation

The net taxation expense in the six months ended June 30, 2012 compared to a net expense for the same period in 2011, constitutes the following:

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Charge for current taxation (1)	304	118
Charge for deferred taxation (2)	135	166

	439	284

Income from continuing operations before income tax and equity income in associates	1,134	979

(1)	The higher current taxation in 2012 is mainly due to higher taxable income in Tanzania and South Africa, while 2011 was lower due to the utilization of tax losses.
(2)	The lower deferred taxation in 2012 mainly relates to the reversal of timing differences from the utilization of tax losses in South Africa partly offset by the taxation rate change in Ghana.

Uncertain taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	At June 30, 2012	At December 31, 2011
	(unaudited)
	(in US Dollars, millions)
Balance at beginning of period	78	52
Additions for tax positions identified in prior years	18	38
Reductions for tax positions identified in prior years	(9)	(3)
Translation	(1)	(9)

Balance at end of period	86	78

Unrecognized tax benefits are summarized as follows:

Recognized as a reduction of deferred tax assets	35	29
Recognized in other non-current liabilities	51	49

Balance at end of period (1)	86	78

(1)	Unrecognized tax benefits which, if recognized, would affect the Company’s effective tax rate.

(in US Dollars, millions)
The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. For the six months ended and as at June 30, 2012, interest recognized and interest accrued amounted to:
Interest recognized during the six months ended June 30, 2012	1
Interest accrued as at June 30, 2012	13

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note I. Segment information

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Management team, in evaluating operating performance of, and making resource allocation decisions among operations.

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Revenues by area
South Africa	1,079	1,226
Continental Africa	1,383	1,119
Australasia	234	192
Americas	822	649
Other, including Corporate and Non-gold producing subsidiaries	11	7

	3,529	3,193
Less: Equity method investments included above	(168)	(173)

Total revenues	3,361	3,020

Segment income/(loss)
South Africa	372	458
Continental Africa	545	395
Australasia	58	22
Americas	388	290
Other, including Corporate and Non-gold producing subsidiaries	(83)	(78)

Total segment income	1,280	1,087

The following are included in segment income/(loss):

Interest revenue
South Africa	13	13
Continental Africa	3	1
Australasia	1	2
Americas	3	3
Other, including Corporate and Non-gold producing subsidiaries	1	—

Total interest revenue	21	19

Interest expense
South Africa	2	3
Continental Africa	1	—
Australasia	—	1
Americas	1	2
Other, including Corporate and Non-gold producing subsidiaries	86	85

Total interest expense	90	91

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note I. Segment information (continued)

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Equity income/(loss) in associates
South Africa	—	(2)
Continental Africa	29	40
Other, including Corporate and Non-gold producing subsidiaries	(10)	(10)

Total equity income in associates	19	28

Reconciliation of segment income to Net income - attributable to AngloGold Ashanti
Segment total	1,280	1,087
Exploration costs	(163)	(120)
General and administrative expenses	(140)	(136)
Market development costs	(4)	(4)
Non-hedge derivative gain and movement on bonds	180	180
Taxation expense	(439)	(284)
Noncontrolling interests	(13)	(20)

Net income—attributable to AngloGold Ashanti	701	703

	At June 30, 2012	At December 31, 2011
	(unaudited)
	(in US Dollars, millions)
Segment assets
South Africa (1)	3,229	2,974
Continental Africa	4,665	4,365
Australasia	780	714
Americas	2,671	2,527
Other, including Corporate and Non-gold producing subsidiaries	338	605

Total segment assets	11,683	11,185

(1) Includes the following which have been classified as assets held for sale: Rand Refinery Limited	2	1

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note J. Income per share data

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
The following table sets forth the computation of basic and diluted income per share (in US dollars millions, except per share data):

Ordinary shares undistributed income	553	658
E Ordinary shares undistributed income	2	2

Total undistributed income	555	660

Ordinary shares distributed income	146	43
E Ordinary shares distributed income	—	—

Total distributed income	146	43

Numerator—Net income
Attributable to Ordinary shares(1)	699	701
Attributable to E Ordinary shares	2	2

Total attributable to AngloGold Ashanti	701	703

In calculating diluted income per ordinary share, the following were taken into consideration:

Income attributable to equity shareholders	699	701
Interest expense on convertible bonds	37	37
Amortization of issue cost and discount on convertible bonds	16	15
Fair value adjustment on convertible bonds included in income	(180)	(180)

Income used in calculation of diluted earnings per ordinary share	572	573

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
Denominator for basic income per ordinary share
Ordinary shares	382,439,161	381,377,232
Fully vested options(2)	1,799,218	1,517,717

Weighted average number of ordinary shares(1)	384,238,379	382,894,949

Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options	1,353,761	1,125,147
Dilutive potential of convertible bonds	33,524,615	33,524,615
Dilutive potential of E Ordinary shares	—	—

Denominator for diluted income per share – adjusted weighted average number of ordinary shares and assumed conversions	419,116,755	417,544,711

Weighted average number of E Ordinary shares used in calculation of basic and diluted income per E Ordinary share	2,560,095	2,723,866

(1)

The mandatory convertible bonds issued during 2010 are not included in basic income per common share as they contain features that could result in their settlement in cash and therefore do not meet the definition of an equity instrument.

(2)

Compensation awards are included in the calculation of basic income per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.

Rounding may result in computational differences.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note K. Employee benefit plans

The Company has made provision for pension and provident schemes covering substantially all employees.

		Six months ended June 30,
		2012		2011
		(unaudited)		(unaudited)
		(in US Dollars, millions)
	Pension benefits	Other benefits	Pension benefits	Other benefits
Service cost	4	22	3	1
Interest cost	10	7	11	7
Expected return on plan assets	(14)	—	(14)	—

Net periodic benefit cost	—	29	—	8

Employer contributions

(in US Dollars, millions)
Expected contribution for 2012 (1)	5
Actual contribution for the six months ended June 30, 2012	4

(1)	The Company’s expected contribution to its pension plan in 2012 as disclosed in the Company’s Form 20-F for the year ended December 31, 2011.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note L. Other long-term assets

	At June 30, 2012	At December 31, 2011
	(unaudited)
	(in US Dollars, millions)
Investments in associates—unlisted	5	5
Investments in associates—listed	19	15
Investments in equity accounted joint ventures	803	671

Carrying value of equity method investments	827	691

Investment in marketable equity securities—available for sale	72	82
Investment in marketable debt securities—held to maturity	8	8
Investment in non-marketable assets—held to maturity	2	2
Cost method investment	9	9
Investment in non-marketable debt securities—held to maturity	87	85
Restricted cash	24	23
Other non-current assets	117	101

	1,146	1,001

Investments in associates

During the six months ended June 30, 2011, the Company fully impaired its investment in Orpheo (Proprietary) Limited. An impairment loss of $2 million (net of tax of $nil million) was recognized and the impairment loss is reflected in equity income in associates for the first half of 2011.

Investment in marketable equity securities—available for sale
Available for sale investments in marketable equity securities consists of investments in ordinary shares.

Cost	52	51
Gross unrealized gains	24	34
Gross unrealized losses	(4)	(3)

Fair value (net carrying value)	72	82

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Other-than-temporary impairments of marketable equity securities—available for sale
First Uranium Corporation (South Africa)	1	—
Village Main Reef Limited (South Africa)	—	2

	1	2

The impairment recognized resulted in a transfer of fair value adjustments previously included in accumulated other comprehensive income to the income statement.

In addition, the Company holds various equities as strategic investments in gold exploration companies. Four of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note L. Other long-term assets (continued)

The following tables present the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

	Less than 12 months	More than 12 months	Total
	(in US Dollars, millions)
At June 30, 2012

Aggregate fair value of investments with unrealized losses	5	—	5
Aggregate unrealized losses	(2)	(2)	(4)
At December 31, 2011
Aggregate fair value of investments with unrealized losses	8	—	8
Aggregate unrealized losses	(3)	—	(3)

	At June 30, 2012	At December 31, 2011
	(unaudited)
	(in US Dollars, millions)

Investment in marketable debt securities—held to maturity	8	8

Investments in marketable debt securities represent held to maturity government bonds held by the Environmental Rehabilitation Trust Fund with a total fair value of $11 million (2011: $11 million) and gross unrealized gains of $3 million (2011: $3 million).

Investment in non-marketable assets—held to maturity	2	2
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.

Cost method investment	9	9
The cost method investments mainly represent shares held in XDM Resources Limited. (1)

Investment in non-marketable debt securities—held to maturity	87	85
Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.

As at June 30, 2012 the contractual maturities of debt securities were as follows:

Marketable debt securities
Three to seven years	8

Non-marketable debt securities

Less than one year	87

Restricted cash	24	23

Restricted cash mainly represents cash balances held by Environmental Rehabilitation

     Trust Fund and Environmental Protection Bond.

Financing receivables

Loans of $89 million (2011: $29 million) to equity accounted joint ventures and associates are included in Other long-term assets. There are no allowances for credit losses relating to these loans. Credit quality of loans is monitored on an ongoing basis.

(1)

The fair value is not estimated as there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and it is not practicable to estimate the fair value of the investment.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note M. Financial and derivative instruments

In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, equity price, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company may enter into transactions which make use of derivatives. The Company has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for speculative purposes.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market as well as the forward sale currency derivative contracts hedging the forecasted capital expenditure, have been reflected upon settlement as a component of operating cash flows. As at June 30, 2012, the Company does not have any open cash flow hedge contracts relating to product sales or forecasted capital expenditure. Cash flow hedge losses pertaining to capital expenditure of $3 million as at June 30, 2012 are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense equally until 2019.

A gain on non-hedge derivatives of $67 million was recorded in the six months ended June 30, 2012 (2011:$88 million). See note G “Non-hedge derivative gain and movement on bonds” for additional information.

Gold price management activities

Gold price risk arises from the risk of an adverse effect of current or future earnings resulting from fluctuations in the price of gold. The Company eliminated its hedge book during 2010 and has since had full exposure to the spot price of gold.

Foreign exchange price risk protection agreements

The Company, from time to time, may enter into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company’s foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

As at June 30, 2012, the Company had no open forward exchange or currency option contracts in its currency hedge position.

Interest and liquidity risk

Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks.

The Company is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the Company.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note M. Financial and derivative instruments (continued)

Non-performance risk

Realization of contracts is dependent upon counterparts’ performance. The Company has not obtained collateral or other security to support the financial instruments subject to non-performance risk, but the credit standing of counterparts was monitored on a regular basis throughout the period. The Company spreads it business over a number of financial and banking institutions to minimize the risk of potential non-performance risk. Furthermore, the approval process of counterparts and the limits applied to each counterpart were monitored by the board of directors. Where possible, ISDA netting agreements were put into place by management.

The combined maximum credit risk exposure at June 30, 2012 amounts to $296 million. Credit risk exposure netted by open derivative positions with counterparts was $nil million as at June 30, 2012. No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at June 30, 2012 and December 31, 2011, are as follows (assets (liabilities)):

	June 30, 2012		December 31, 2011
	(unaudited)
	(in US Dollars, millions)
	Carrying amount	Fair Value	Carrying amount	Fair Value
Cash and cash equivalents	987	987	1,112	1,112
Restricted cash	56	56	58	58
Short-term debt	(30)	(30)	(30)	(30)
Short-term debt at fair value	(2)	(2)	(2)	(2)
Long-term debt	(1,875)	(1,993)	(1,715)	(1,857)
Long-term debt at fair value	(645)	(645)	(758)	(758)
Derivatives	(26)	(26)	(93)	(93)
Marketable equity securities—available for sale	72	72	82	82
Marketable debt securities—held to maturity	8	11	8	11
Non-marketable assets—held to maturity	2	2	2	2
Non-marketable debt securities—held to maturity	87	87	85	85

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note M. Financial and derivative instruments (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents and short-term debt

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Long-term debt

The mandatory convertible bonds are carried at fair value. The fair value of the convertible and rated bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates fair value.

Derivatives

The fair value of volatility-based instruments (i.e. options) is estimated based on market prices, volatilities, credit risk and interest rates for the periods under review.

Investments

Marketable equity securities classified as available-for-sale are carried at fair value. Marketable debt securities classified as held to maturity are measured at amortized cost. Non-marketable assets classified as held to maturity are measured at amortized cost. The fair value of marketable debt securities and non-marketable assets has been calculated using market interest rates. Investments in non-marketable debt securities classified as held to maturity are measured at amortized cost. The cost method investment is carried at cost. There is no active market for the investment and the fair value cannot be reliably measured.

Fair value of the derivative liabilities split by accounting designation

		At June 30, 2012
		(unaudited)
		(in US Dollars, millions)
Liabilities
	Balance Sheet location	Non-hedge accounted	Total
Option component of convertible bonds	Non-current liabilities—derivatives	(25)	(25)
Embedded derivatives	Non-current liabilities—derivatives	(1)	(1)

Total derivatives		(26)	(26)

		At December 31, 2011
		(in US Dollars, millions)
Liabilities
	Balance Sheet location	Non-hedge accounted	Total
Option component of convertible bonds	Non-current liabilities—derivatives	(92)	(92)
Embedded derivatives	Non-current liabilities—derivatives	(1)	(1)

Total derivatives		(93)	(93)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note M. Financial and derivative instruments (continued)

Non-hedge derivative gain and movement on bonds recognized

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Unrealized (1)
Option component of convertible bonds	67	88
Fair value movement on mandatory convertible bonds	113	92

Non-hedge derivative gain and movement on bonds	180	180

(1)	Unrealized gains on non-hedge derivatives are included in “Non-hedge derivative gain and movement on bonds” in the income statement.

Other comprehensive income

	Accumulated other comprehensive income as of January 1, 2012	Changes in fair value and other movements recognized in 2012	Reclassification adjustments	Accumulated other comprehensive income as of June 30, 2012
	(unaudited)
	(in US Dollars, millions)
Derivatives designated as Capital expenditure	(3)	—	—	(3)

Before tax totals	(3)	—	—	(3)

After tax totals	(2)	—	—	(2)

	Accumulated other comprehensive income as of January 1, 2011	Changes in fair value and other movements recognized in 2011	Reclassification adjustments	Accumulated other comprehensive income as of June 30, 2011
	(unaudited)
	(in US Dollars, millions)
Derivatives designated as Capital expenditure	(3)	—	—	(3)

Before tax totals	(3)	—	—	(3)

After tax totals	(2)	—	—	(2)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note N. Commitments and contingencies

Capital expenditure commitments:

At June 30, 2012
(unaudited)
(in US Dollars, millions)
Contracts for capital expenditure	491
Authorized by the directors but not yet contracted for	3,754

4,245

The Company intends to finance these capital expenditures from cash on hand, cash flow from operations, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.

Contingencies and guarantees are summarized as follows for disclosure purposes. Amounts represent possible losses for loss contingencies, where an estimate can be made, and quantification of guarantees:

At June 30, 2012
(unaudited)
(in US Dollars, millions)
Contingent liabilities

Groundwater pollution (1)	—
Deep groundwater pollution (2)	—
Indirect taxes—Ghana (3)	18
Occupational Diseases in Mines and Works Act (“ODMWA”) litigation (4)	—
Other tax disputes—AngloGold Ashanti Brasil Mineração Ltda (5)	32
Sales tax on gold deliveries—Mineração Serra Grande S.A. (6)	170
Other tax disputes—Mineração Serra Grande S.A. (7)	18

Contingent assets

Indemnity—Kinross Gold Corporation (8)	(96)
Royalty—Boddington Gold Mine (9)	—
Royalty—Tau Lekoa Gold Mine (10)	—

Financial guarantees

Oro Group surety (11)	12
AngloGold Ashanti USA reclamation bonds (12)	101
AngloGold Ashanti Australia environmental bonds (13)	50
AngloGold Ashanti environmental guarantees (14)	164
AngloGold Ashanti Iduapriem environmental guarantees (15)	32
Ashanti Goldfields Kilo Sarl environmental guarantees (16)	10
Guarantee provided for syndicated revolving credit facility (17)	100
Guarantee provided for mandatory convertible bonds (18)	791
Guarantee provided for rated bonds (19)	1,012
Guarantee provided for convertible bonds (20)	736
Guarantee provided for A$ syndicated revolving credit facility (21)	51

Hedging guarantees
Gold delivery guarantees (22)	—

3,201

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note N. Commitments and contingencies (continued)

(1) Ground water pollution

The Company has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (“MNA”) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.

(2) Deep ground water pollution

The Company has identified a flooding and future pollution risk posed by deep groundwater. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the estimation of a liability, no reasonable estimate can be made for the obligation.

At June 30, 2012
(unaudited)
(in US Dollars, millions)
(3) Indirect taxes—Ghana

AngloGold Ashanti (Ghana) Limited received a tax assessment during September 2009 in respect of the 2006, 2007 and 2008 tax years following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the Company has lodged an objection.

The assessment is approximately:	18

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note N. Commitments and contingencies (continued)

(4) ODMWA litigation

The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeal in 2010. In both instances judgment was awarded in favor of AngloGold Ashanti Limited on the basis that an employer is indemnified against such a claim for damages by virtue of the provisions of section 35 of the Compensation for Occupational Injuries and Diseases Act, 1993 (“COIDA”). A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgment in the Constitutional Court was handed down on March 3, 2011. The Constitutional Court held that section 35 of COIDA does not indemnify the employer against such claims.

Mr Mankayi passed away subsequent to the hearing in the Supreme Court of Appeal. Following the Constitutional Court judgment, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti Limited.

On or about August 21, 2012, AngloGold Ashanti Limited was served with motion proceedings in Johannesburg relating to silicosis and other occupational lung diseases (“OLD”). The motion proceedings seek to have the court certify a class of mineworkers with OLD who previously worked or continue to work in one of six gold mines currently within AngloGold Ashanti’s South African operations. In the event the class is certified, such class of workers would institute actions by way of a summons against AngloGold Ashanti Limited and potentially other defendants for amounts as yet unspecified. At least one similar class action has been threatened against AngloGold Ashanti Limited by another law firm, and it is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti Limited in the future.

AngloGold Ashanti Limited will defend this and any other future claims, if and when filed, on their merits. AngloGold Ashanti Limited’s notice of intention to oppose was served and filed on September 4, 2012. Should AngloGold Ashanti Limited be unsuccessful in defending any such claims, or in otherwise favorably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in an earlier decision by the Constitutional Court, such matters would have an adverse effect on AngloGold Ashanti’s financial position, which could be material. In view of the limitation of current information for the estimation of a possible liability, no reasonable estimate can be made of this possible obligation.

At June 30, 2012
(unaudited)
(in US Dollars, millions)
(5) Other tax disputes—AngloGold Ashanti Brasil Mineração Ltda

In November 2007, the Departamento Nacional de Produçâo Mineral (“DNPM”), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (“AABM”) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (“CFEM”) in the period from 1991 to 2006. The amount involved is approximately:	20

Subsidiaries of the Company in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately:	12

32

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note N. Commitments and contingencies (continued)

At June 30, 2012
(unaudited)
(in US Dollars, millions)
(6) Sales tax on gold deliveries—Mineração Serra Grande S.A.

In 2006, Mineração Serra Grande S.A. (“MSG”) received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12 percent on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011 (first case) and June 2012 (second case), the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (“COMEX”) for review and verification. The first case was already returned to the COMEX and the second case was sent in June 2012. The Company believes both assessments are in violation of federal legislation on sales taxes.

The first and second assessments are as follows:
First assessment	105
Second assessment	65

170
(7) Other tax disputes—Mineração Serra Grande S.A.

MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The assessment is approximately:	18

(8) Indemnity—Kinross Gold Corporation	(96)

As part of the acquisition by AngloGold Ashanti of the remaining 50 percent interest in MSG during June 2012, Kinross Gold Corporation has provided an indemnity to a maximum amount of BRL255 million ($126 million at quarter end exchange rates) against the specific exposures discussed in items 6 and 7, including a further $2 million in respect of item 5 above, which amounts to $96 million at June 30, 2012.

(9) Royalty—Boddington Gold Mine

As a result of the sale of the interest in the Boddington Gold Mine during 2009, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty is payable in each quarter from and after the second quarter in 2010, within forty five days of reporting period close and is capped at a total amount of $100 million.

Details of the royalty are as follows:

Total royalties received to date	56

(10) Royalty—Tau Lekoa Gold Mine

As a result of the sale of the Tau Lekoa Gold Mine during 2010, the Company is entitled to receive a royalty on the production of a total of 1.5 million ounces by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000 per kilogram (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000 per kilogram (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5 million ounces upon which the royalty is payable. The royalty will be determined at 3 percent of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 246,096 ounces produced have been received to date.

Royalties received in cash during the six months ended June 30, 2012	3

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2012

Prepared in accordance with US GAAP

Note N. Commitments and contingencies (continued)

At June 30,
2012
(unaudited)
(in US Dollars, millions)
(11) Oro Group surety	12

The Company has provided surety in favor of a lender on a gold loan facility with its associate Oro Group (Proprietary) Limited and one of its subsidiaries. The Company has a total maximum liability, in terms of the suretyships, of R100 million. The probability of the non-performance under the suretyships is considered minimal.

(12) AngloGold Ashanti USA reclamation bonds	101

Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

(13) AngloGold Ashanti Australia environmental bonds	50

Pursuant to Australia environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti Australia has posted bonds with state governmental agencies to cover potential rehabilitation obligations. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti Australia not being able to meet its rehabilitation obligations. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

(14) AngloGold Ashanti environmental guarantees	164

Pursuant to South African mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, the Company has secured bank guarantees to cover potential rehabilitation obligations of certain mines in South Africa. The Company has provided a guarantee for these obligations which would be payable in the event of the South African mines not being able to meet such rehabilitation obligations. The obligations will expire upon compliance with all provisions of the environment management program in terms of South African mining laws. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

(15) AngloGold Ashanti Iduapriem environmental guarantees	32

Pursuant to Ghanaian mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, AngloGold Ashanti Iduapriem Limited has secured bank guarantees to cover potential rehabilitation obligations for the Iduapriem mine. The obligations will expire upon compliance with all provisions of the environment management program in terms of Ghanaian mining laws. AngloGold Ashanti Iduapriem is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti Iduapriem under its guarantee.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note N. Commitments and contingencies (continued)

At June 30,
2012
(unaudited)
(in US Dollars, millions)
(16) Ashanti Goldfields Kilo Sarl environmental guarantees	10

Pursuant to the Democratic Republic of Congo (“DRC”) mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, Ashanti Goldfields Kilo Sarl has secured bank guarantees to cover potential rehabilitation obligations for the Mongbwalu project. The obligations will expire upon compliance with all provisions of the environment management program in terms of the DRC mining laws. Ashanti Goldfields Kilo Sarl is not indemnified by third parties for any of the amounts that may be paid by Ashanti Goldfields Kilo Sarl under its guarantee.

(17) Guarantee provided for syndicated revolving credit facility

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as guarantors, each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.0 billion four-year revolving credit facility. The facility was replaced with a $1.0 billion five-year unsecured revolving credit facility subsequent to quarter end. See Note O.

The total amount outstanding under this facility as at June 30, 2012 amounted to:	100

(18) Guarantee provided for mandatory convertible bonds	791

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $789 million 6 percent mandatory convertible bonds due 2013.

(19) Guarantee provided for rated bonds	1,012

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700 million 5.375 percent rated bonds due 2020 and the issued $300 million 6.5 percent rated bonds due 2040.

(20) Guarantee provided for convertible bonds	736

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million 3.5 percent convertible bonds due 2014.

(21) Guarantee provided for A$ syndicated revolving credit facility

AngloGold Ashanti Limited together with AngloGold Ashanti Holdings plc, as guarantors, each guaranteed all payments and other obligations of AngloGold Ashanti Australia Limited under the A$600 million four-year revolving credit facility entered into during December 2011.

The total amount outstanding under this facility as at June 30, 2012 amounted to:	51

(22) Gold delivery guarantees	—

The Company has issued gold delivery guarantees to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. At June 30, 2012 the Company had no open gold hedge contracts.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note O. Recent developments

Announcements made after June 30, 2012:

On July 20, 2012, AngloGold Ashanti acquired First Uranium (Pty) Ltd, a wholly owned subsidiary of First Uranium Corporation and the owner of Mine Waste Solutions in South Africa, for a cash consideration of $335 million. Mine Waste Solutions is a recently commissioned tailings retreatment operation located in South Africa’s Vaal River region and in the immediate proximity of AngloGold Ashanti’s own tailings facilities. In connection with the acquisition, AngloGold Ashanti agreed to guarantee the existing delivery of obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25 percent of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500 ounces over the life of the contract. The acquisition is expected to provide additional uranium and gold production. It will result in significant synergies, facilitate long-term rehabilitation of the area and secure long-term employment opportunities in South Africa. Due to the proximity of the reporting date and the acquisition date, the purchase price allocation has not been completed and will be completed during the third quarter of 2012.

On July 20, 2012, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, each a wholly owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion five-year unsecured revolving credit facility with a syndicate of lenders which will replace its existing $1.0 billion syndicated facility maturing in April 2014. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated each guaranteed the obligations of the borrowers under the facility. Amounts may be repaid and reborrowed under the facility during its five-year term. Amounts outstanding under the facility bear interest at LIBOR plus a margin.

On July 25, 2012, the Company announced the pricing of an offering of $750 million aggregate principal amount of 5.125 percent notes due 2022. The notes were issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the Company, at an issue price of 99.398 percent. The net proceeds from the offering were approximately $738 million, after deducting discounts and estimated expenses. The notes are unsecured and fully and unconditionally guaranteed by AngloGold Ashanti Limited. The transaction closed on July 30, 2012.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note P. Declaration of dividends

Details of the final dividends of 2011 and interim dividends of 2012 are set forth in the table below:

	Ordinary shareholders					E ordinary shareholders
	Final dividend	Interim dividends				Final dividend	Interim dividends
	2011	2012		2012		2011	2012		2012
Declaration date	Feb 14, 2012	May 8, 2012		Aug 3, 2012		Feb 14, 2012	May 8, 2012		Aug 3, 2012
Record date	Mar 9, 2012	Jun 1, 2012		Aug 31, 2012		Mar 9, 2012	Jun 1, 2012		Aug 31, 2012
Payment date—Ordinary / E ordinary shareholders	Mar 16, 2012	Jun 8, 2012		Sep 14, 2012		Mar 16, 2012	Jun 8, 2012		Sep 14, 2012
Payment date—CDIs	Mar 16, 2012	Jun 8, 2012		Sep 14, 2012		—	—		—
Payment date—GhDSs	Mar 19, 2012	Jun 11, 2012		Sep 17, 2012	(1)	—	—		—
Payment date—ADSs	Mar 26, 2012	Jun 18, 2012		Sep 24, 2012	(1)	—	—		—
Dividend amount per share—declared (US cents)	26.401	11.806		12.000	(2)	13.201	5.903		6.000	(2)
Dividend amount per share—declared (South African cents)	200.0	100.0		100.0		100.0	50.0		50.0
Dividend amount per share—paid (US cents)	26.401	10.035	(3)	10.200	(2)(3)	13.201	5.018	(3)	5.100	(2)(3)
Dividend amount per share—paid (South African cents)	200.0	85.0	(3)	85.0	(3)	100.0	42.5	(3)	42.5	(3)

(1)	Approximate payment date.
(2)	Approximate amount.
(3)	Net of 15 percent withholding tax.

During the third quarter of 2011, the Company changed its frequency of dividend payments to quarterly rather than half-yearly.

Withholding tax on dividends and other distributions to shareholders of 15 percent became effective on April 1, 2012. The withholding tax, which was announced by the South African government on February 21, 2007, replaces the Secondary Tax on Companies.

Dividends are declared in South African cents. Dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.

Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note Q. Fair value measurements

The FASB ASC guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following table sets out the Company’s financial assets and (liabilities) measured at fair value, by level, within the hierarchy as at June 30, 2012 (in US Dollars, millions):

Items measured at fair value on a recurring basis

Description	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	987			987
Marketable equity securities	72			72
Mandatory convertible bonds	(647)			(647)
Embedded derivatives		(1)		(1)
Option component of convertible bonds		(25)		(25)

The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.

The Company’s marketable equity securities are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

The Company’s mandatory convertible bonds are included in debt in the Company’s consolidated balance sheet. The bonds are valued using quoted market prices in an active market and as such are classified within Level 1 of the fair value hierarchy. The fair value of the bonds is calculated as the quoted market price of the bond multiplied by the quantity of bonds issued by the Company.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the balance sheet. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The following inputs were used in the valuation of the conversion features of convertible bonds as at June 30:

2012
Market quoted bond price (percent)	106.10
Fair value of bond excluding conversion feature (percent)	102.71
Fair value of conversion feature (percent)	3.39
Total issued bond value ($ million)	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bond including the option component (bond price) and the price excluding the option component (bond floor price).

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note Q. Fair value measurements (continued)

Six months ended June 30,
2012
(unaudited)
(in US Dollars, millions)
Items measured at fair value on a non-recurring basis

During the six months ended June 30, 2012, the Company fully impaired and wrote-off certain assets in Continental Africa. See note D. This resulted in a loss, which is included in earnings, of:	1

The above item is summarized as follows:

	Fair value	Level 1	Level 2	Level 3	Total gain/(loss)
Description	$	$	$	$	$
Long-lived assets abandoned	—				(1)

Note R. Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Notes E “Debt” and N “Commitments and Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America and Namibia). The following is condensed consolidating financial information for the Company as of June 30, 2012 and December 31, 2011 and for the six months ended June 30, 2012 and 2011, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note R. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(unaudited)

(in US dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries	Consolidation adjustments	Total
			(the “Non-Guarantor Subsidiaries”)
Sales and other income	1,135	—	2,316	(90)	3,361
Product sales	1,063	—	2,262	—	3,325
Interest, dividends and other	72	—	54	(90)	36
Costs and expenses	854	17	1,354	2	2,227
Production costs	542	—	1,001	—	1,543
Exploration costs	12	5	146	—	163
Related party transactions	(9)	—	—	—	(9)
General and administrative expenses/(recoveries)	112	(2)	33	(3)	140
Royalties paid	22	—	71	—	93
Market development costs	2	—	2	—	4
Depreciation, depletion and amortization	157	—	228	—	385
Impairment of assets	—	—	1	—	1
Interest expense	2	34	54	—	90
Accretion expense	6	—	10	—	16
Employment severance costs	4	—	2	—	6
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	4	(20)	(14)	5	(25)
Non-hedge derivative gain and movement on bonds	—	—	(180)	—	(180)
Income/(loss) before income tax provision	281	(17)	962	(92)	1,134
Taxation expense	(84)	(2)	(353)	—	(439)
Equity income in associates	15	4	—	—	19
Equity income/(loss) in subsidiaries	518	331	—	(849)	—

Income/(loss) from continuing operations	730	316	609	(941)	714
Preferred stock dividends	(29)	—	(29)	58	—

Net income/(loss)	701	316	580	(883)	714
Less: Net income attributable to noncontrolling interests	—	—	(13)	—	(13)

Net income/(loss)—attributable to AngloGold Ashanti	701	316	567	(883)	701

Comprehensive income	658	313	561	(863)	669
Comprehensive income attributable to noncontrolling interests	—	—	(11)	—	(11)

Comprehensive income attributable to AngloGold Ashanti	658	313	550	(863)	658

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note R. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(unaudited)

(in US dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries
			(the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Sales and other income	1,285	—	1,826	(91)	3,020
Product sales	1,214	—	1,784	—	2,998
Interest, dividends and other	71	—	42	(91)	22
Costs and expenses	1,441	60	(19)	559	2,041
Production costs	536	—	874	—	1,410
Exploration costs	8	9	103	—	120
Related party transactions	(5)	—	—	—	(5)
General and administrative expenses/(recoveries)	109	17	13	(3)	136
Royalties paid	33	—	54	—	87
Market development costs	2	—	2	—	4
Depreciation, depletion and amortization	188	—	199	—	387
Impairment of assets	10	—	1	—	11
Interest expense	4	34	53	—	91
Accretion expense	6	—	8	—	14
Employment severance costs	5	—	2	—	7
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	545	—	(1,148)	562	(41)
Non-hedge derivative gain and movement on bonds	—	—	(180)	—	(180)
(Loss)/income before income tax provision	(156)	(60)	1,845	(650)	979
Taxation expense	(134)	(1)	(149)	—	(284)
Equity income in associates	22	6	—	—	28
Equity income/(loss) in subsidiaries	1,002	359	—	(1,361)	—

Income/(loss) from continuing operations	734	304	1,696	(2,011)	723
Preferred stock dividends	(31)	—	(31)	62	—

Net income/(loss)	703	304	1,665	(1,949)	723
Less: Net income attributable to noncontrolling interests	—	—	(20)	—	(20)

Net income/(loss)—attributable to AngloGold Ashanti	703	304	1,645	(1,949)	703

Comprehensive income	651	304	1,669	(1,955)	669
Comprehensive income attributable to noncontrolling interests	—	—	(18)	—	(18)

Comprehensive income attributable to AngloGold Ashanti	651	304	1,651	(1,955)	651

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note R. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets

AT JUNE 30, 2012

(unaudited)

(in US dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries	Consolidation adjustments	Total
			(the “Non-Guarantor Subsidiaries”)
ASSETS
Current Assets	1,153	2,553	3,733	(4,772)	2,667
Cash and cash equivalents	521	106	360	—	987
Restricted cash	1	—	31	—	32
Receivables, inter-group balances and other current assets	631	2,447	3,342	(4,772)	1,648
Property, plant and equipment, net	1,982	—	4,408	—	6,390
Acquired properties, net	160	—	610	—	770
Goodwill	—	—	197	(16)	181
Other intangibles, net	27	—	29	—	56
Other long-term inventory	—	—	31	—	31
Materials on the leach pad	—	—	438	—	438
Other long-term assets and deferred taxation assets	4,597	4,318	877	(8,642)	1,150

Total assets	7,919	6,871	10,323	(13,430)	11,683

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	1,057	1,551	3,400	(5,055)	953
Other non-current liabilities	51	—	44	(30)	65
Long-term debt	32	1,094	1,394	—	2,520
Derivatives	—	—	26	—	26
Deferred taxation liabilities	651	—	708	4	1,363
Provision for environmental rehabilitation	151	—	520	—	671
Other accrued liabilities	—	—	33	—	33
Provision for pension and other post-retirement medical benefits	192	—	14	—	206
Commitments and contingencies	—	—	—	—	—
Equity	5,785	4,226	4,184	(8,349)	5,846
Stock issued	13	5,088	897	(5,985)	13
Additional paid in capital	8,774	501	219	(720)	8,774
Accumulated (deficit)/profit	(2,163)	(1,359)	(1,116)	2,475	(2,163)
Accumulated other comprehensive income and reserves	(839)	(4)	4,124	(4,120)	(839)
Total AngloGold Ashanti stockholders’ equity	5,785	4,226	4,124	(8,350)	5,785
Noncontrolling interests	—	—	60	1	61

Total liabilities and equity	7,919	6,871	10,323	(13,430)	11,683

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note R. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets

AT DECEMBER 31, 2011

(in US Dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Current Assets	833	2,469	3,486	(4,157)	2,631
Cash and cash equivalents	388	458	266	—	1,112
Restricted cash	1	—	34	—	35
Receivables, inter-group balances and other current assets	444	2,011	3,186	(4,157)	1,484
Property, plant and equipment, net	1,940	—	4,183	—	6,123
Acquired properties, net	167	—	612	—	779
Goodwill	—	—	198	(16)	182
Other intangibles, net	9	—	22	—	31
Other long-term inventory	—	—	31	—	31
Materials on the leach pad	—	—	393	—	393
Other long-term assets and deferred taxation assets	4,362	3,558	815	(7,720)	1,015

Total assets	7,311	6,027	9,740	(11,893)	11,185

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	889	1,550	2,992	(4,512)	919
Other non-current liabilities	49	—	46	(32)	63
Long-term debt	33	994	1,446	—	2,473
Derivatives	—	—	93	—	93
Deferred taxation liabilities	641	—	596	5	1,242
Provision for environmental rehabilitation	147	—	506	—	653
Other accrued liabilities	—	—	35	—	35
Provision for pension and other post-retirement medical benefits	170	—	15	—	185
Commitments and contingencies	—	—	—	—	—
Equity	5,382	3,483	4,011	(7,354)	5,522
Stock issued	13	5,269	897	(6,166)	13
Additional paid in capital	8,740	435	219	(654)	8,740
Accumulated (deficit)/profit	(2,575)	(2,220)	(3,521)	5,741	(2,575)
Accumulated other comprehensive income and reserves	(796)	(1)	6,277	(6,276)	(796)
Total AngloGold Ashanti stockholders’ equity	5,382	3,483	3,872	(7,355)	5,382
Noncontrolling interests	—	—	139	1	140

Total liabilities and equity	7,311	6,027	9,740	(11,893)	11,185

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note R. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flows

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(unaudited)

(in US Dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non- Guarantor Subsidiaries”)	Consolidation adjustments	Total
Net cash provided by/(used) in operating activities	544	(477)	982	(58)	991
Net income/(loss)	701	316	580	(883)	714
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	7	(20)	11	5	3
Depreciation, depletion and amortization	157	—	228	—	385
Impairment of assets	—	—	1	—	1
Deferred taxation	13	—	122	—	135
Other non cash items	(740)	(333)	139	820	(114)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	1	—	15	—	16
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	394	(441)	47	—	—
Receivables	(29)	—	(65)	—	(94)
Inventories	(15)	—	(97)	—	(112)
Accounts payable and other current liabilities	55	1	1	—	57
Net cash used in investing activities	(246)	(83)	(545)	—	(874)
Increase in non-current investments	—	(103)	(70)	—	(173)
Net associates and equity accounted joint ventures loans advanced	—	—	(62)	—	(62)
Additions to property, plant and equipment	(227)	—	(459)	—	(686)
Interest capitalized and paid	—	—	(4)	—	(4)
Expenditure on intangible assets	(19)	—	(9)	—	(28)
Proceeds on sale of mining assets	—	—	2	—	2
Proceeds on sale of investments	—	20	55	—	75
Change in restricted cash	—	—	2	—	2
Net cash (used)/generated by financing activities	(175)	208	(339)	58	(248)
Repayments of debt	—	—	(8)	—	(8)
Issuance of stock	1	(115)	115	—	1
Proceeds from debt	—	100	50	—	150
Debt issue costs	—	—	(8)	—	(8)
Acquisition of noncontrolling interest	—	—	(220)	—	(220)
Dividends (paid)/received	(176)	223	(268)	58	(163)

Net increase/(decrease) in cash and cash equivalents	123	(352)	98	—	(131)
Effect of exchange rate changes on cash	10	—	(4)	—	6
Cash and cash equivalents – January 1,	388	458	266	—	1,112

Cash and cash equivalents – June 30,	521	106	360	—	987

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Prepared in accordance with US GAAP

Note R. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flows

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(unaudited)

(in US Dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries
			(the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Net cash provided by/(used) in operating activities	661	(15)	507	(62)	1,091
Net income/(loss)	703	304	1,665	(1,949)	723
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	545	—	(1,097)	562	10
Depreciation, depletion and amortization	188	—	199	—	387
Impairment of assets	10	—	1	—	11
Deferred taxation	124	—	42	—	166
Other non cash items	(1,100)	(367)	(1)	1,325	(143)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	1	—	47	—	48
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	78	47	(125)	—	—
Receivables	23	—	(105)	—	(82)
Inventories	13	—	(115)	—	(102)
Accounts payable and other current liabilities	76	1	(4)	—	73
Net cash used in investing activities	(197)	(48)	(388)	—	(633)
Increase in non-current investments	(1)	(48)	(64)	—	(113)
Additions to property, plant and equipment	(211)	—	(345)	—	(556)
Proceeds on sale of mining assets	5	—	3	—	8
Proceeds on sale of investments	—	—	42	—	42
Proceeds on disposal of subsidiary	9	—	—	—	9
Cash of subsidiary disposed	—	—	(11)	—	(11)
Loans receivable repaid	1	—	—	—	1
Change in restricted cash	—	—	(13)	—	(13)
Net cash (used)/generated by financing activities	(172)	132	(224)	62	(202)
Repayments of debt	(99)	(50)	(6)	—	(155)
Issuance of stock	1	77	(77)	—	1
Proceeds from debt	—	—	6	—	6
Dividends (paid)/received	(74)	105	(147)	62	(54)

Net increase/(decrease) in cash and cash equivalents	292	69	(105)	—	256
Effect of exchange rate changes on cash	(2)	—	(1)	—	(3)
Cash and cash equivalents – January 1,	152	114	320	—	586

Cash and cash equivalents – June 30,	442	183	214	—	839

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE SIX MONTHS ENDED JUNE 30, 2012 PREPARED IN ACCORDANCE WITH US GAAP

In the following discussion; references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the member states of the European Union participating in the Economic and Monetary Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, references to C$ are to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.

Introduction

AngloGold Ashanti’s operating results are directly related to the price of gold, which can fluctuate widely and which is affected by numerous factors beyond AngloGold Ashanti’s control, including changes in the supply of gold from production, divestment, scrap and hedging, industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales and purchases by central banks and the International Monetary Fund (“IMF”), monetary policies announced or implemented by central banks, gold hedging and de-hedging by gold producers, global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold is often subject to sharp, short-term changes because of speculative activities. The shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below the Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.

Dividend

For the first half of 2012, in line with previous guidance, the board has declared a dividend of 200 South African cents per share.

Impact of exchange rate fluctuations

Production costs in all business segments are largely incurred in local currency where the relevant operation is located. US dollar denominated production costs and net income tend to be adversely impacted by local currency strength and favorably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar and, to a lesser extent, the Argentinean Peso, Ghanaian Cedi and other local currencies.

The value of the rand weakened by 15 percent against the US dollar when compared to the average exchange rates of the rand against the US dollar of R7.93 and R6.89 during the first six months of 2012 and 2011, respectively.

The value of the Australian dollar remained unchanged against the US dollar at an average exchange rate of A$0.97 for the first six months of 2012 when compared to the same period in 2011. The value of the Brazilian real weakened by 14 percent against the US dollar based on the average exchange rates of BRL1.86 and BRL1.63 per US dollar during the first six months of 2012 and 2011, respectively.

Acquisitions and dispositions

On February 8, 2012, the transaction to dispose of the AngloGold Ashanti-Polymetal Strategic Alliance consisting of AngloGold Ashanti-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holdings Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited to Polyholding Limited was completed. The Company realized a profit of $20 million on disposal.

On May 29, 2012, AngloGold Ashanti, which holds, through a subsidiary, a 50 percent interest in the Serra Grande (“Crixás”) mine in Brazil, agreed to acquire the remaining 50 percent stake in the mine from Kinross Gold Corporation for $220 million in cash. The transaction was funded from existing cash reserves and borrowings under the Company’s existing debt facilities and closed on June 28, 2012.

Operating review for the six months ended June 30, 2012

Presented in the table below is selected operating data for AngloGold Ashanti for the six months ended June 30, 2012 and 2011. The operating data gives effect to acquisitions and dispositions as of their effective dates:

	Six months ended June 30,
Operating data for AngloGold Ashanti	2012	2011
Total gold production (000 oz)(1)	2,054	2,124
Capital expenditure ($ million)(1)(2)	806	594

(1)	Including equity accounted joint ventures.
(2)	Including noncontrolling interests.

Gold production

AngloGold Ashanti’s total gold production for the six months ended June 30, 2012 decreased by approximately 70,000 ounces, or about 3 percent, to 2.05 million ounces from 2.12 million ounces produced in the same period in 2011. The reduction was primarily due to disruptions from increased seismic activity, continued safety and associated stoppages and lower grades which decreased output by approximately 164,000 ounces at the Company’s South African operations. In Continental Africa, lower grade material processed at Sadiola in Mali also impacted on production. The reduction in gold production over the same period when compared to 2011 was partially offset by a strong performance from Geita in Tanzania and Navachab in Namibia due to higher tonnage throughput and improved grades. In the Americas, there were also good performances at Córrego do Sitio and Cerro Vanguardia where gold produced increased compared to the same period in 2011.

Capital expenditures

Total capital expenditure of $806 million was recorded during the six months ended June 30, 2012 compared to $594 million in the same period in 2011. This represented a $212 million, or 36 percent, increase from the same period in 2011. The increased capital expenditure during the six months ended June 30, 2012 compared to the first half of 2011 was primarily due to higher spending on growth related projects, which accounted for $140 million of the $212 million increase. In particular, capital expenditure during the six months ended June 30, 2012 was greater than it was in the same period in 2011 at Tropicana by $55 million, Mponeng by $11 million, Kibali joint venture by $40 million and Cripple Creek & Victor by $14 million.

Comparison of financial performance on a segment basis for the six months ended June 30, 2012 and 2011

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Management team, in evaluating operating performance of, and making resource allocation decisions among, operations.

Revenues

	Six months ended June 30,
	2012		2011
	(unaudited)		(unaudited)
	US dollar, millions	Percentage	US dollar, millions	Percentage
Category of activity
Product sales	3,325		2,998
Interest, dividends and other	36		22

Total revenues	3,361		3,020

Geographical area data
South Africa	1,079	32%	1,226	41%
Continental Africa	1,383	41%	1,119	37%
Australasia	234	7%	192	6%
Americas	822	24%	649	21%
Other, including Corporate and Non-gold producing subsidiaries	11	0%	7	0%

	3,529	105%	3,193	106%
Less: Equity method investments included above	(168)	(5%)	(173)	(6%)

Total revenues	3,361	100%	3,020	100%

Assets

	At June 30, 2012		At December 31, 2011
	(unaudited)
	US dollar, millions	Percentage	US dollar, millions	Percentage
Geographical area data
Total segment assets
South Africa	3,229	28%	2,974	27%
Continental Africa	4,665	40%	4,365	39%
Australasia	780	7%	714	6%
Americas	2,671	23%	2,527	23%
Other, including Corporate and Non-gold producing subsidiaries	338	3%	605	5%

Total segment assets	11,683	100%	11,185	100%

Comparison of financial performance for the six months ended June 30, 2012 and 2011

Financial performance of AngloGold Ashanti	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Revenue	3,361	3,020
Cost and expenses	2,227	2,041
Taxation expense	(439)	(284)
Equity income in associates	19	28
Net income attributable to noncontrolling interests	(13)	(20)
Net income—attributable to AngloGold Ashanti	701	703

Comparison of financial performance for the six months ended June 30, 2012 and 2011

Revenues

Revenues from product sales and other income increased from $3,020 million in the first six months of 2011 to $3,361 million in the same period of 2012, representing an 11 percent increase over the period in 2011. This was due to an increase in the average spot price of gold from $1,441 per ounce for the six months ended June 30, 2011, to $1,651 per ounce during the six months ended June 30, 2012, which more than offset a decrease in production, primarily in South Africa. Substantially all product sales consisted of US dollar-denominated gold sales.

Production costs

During the six months ended June 30, 2012, AngloGold Ashanti incurred production costs of $1,543 million representing an increase of $133 million, or 9 percent, from $1,410 million recorded for the same period in 2011. The increase was primarily due to an increase in operational costs including labor, consumables and fuel. In particular, increased service related costs in South Africa and Córrego do Sítio Mineração in Brazil, inventory adjustments at Geita in Tanzania, contractor costs at Sunrise Dam in Australia and Geita in Tanzania contributed to higher production costs. Labor costs increased in Argentina and Brazil and fuel costs for power generation increased at Geita in Tanzania and Siguiri in Guinea. These increases were partially offset by the weakening of local currencies against the US dollar.

Exploration costs

Exploration costs increased from $120 million in the six months ended June 30, 2011 to $163 million in the same period in 2012 primarily due to an increased level of expenditure at Mongbwalu in the DRC, La Colosa and Gramalote in Colombia, Siguiri in Guinea, Tropicana in Australia and increased brownfield exploration activities at operating mines.

Royalties

Royalties paid by AngloGold Ashanti increased from $87 million in the six months ended June 30, 2011, to $93 million paid in the same period in 2012. Royalties paid were higher at the Geita mine in Tanzania and Cerro Vanguardia in Argentina as a result of higher spot prices of gold and improved production levels. Royalties are predominantly calculated based on a percentage of revenues and are payable primarily to local governments.

Impairment of assets

Impairment charges decreased from $11 million in the six months ended June 30, 2011 to $1 million in the same period in 2012. Impairments recorded in 2011 mainly related to the write-off of capital assets at Savuka and the abandonment of shaft pillar development at Tau Tona both in South Africa.

Profit/loss on sale of assets, realization of loans, indirect taxes and other

In the six months ended June 30, 2012, the Company recorded a profit on sale of assets, realization of loans, indirect taxes and other of $25 million. The profit includes royalties from Newmont Mining Corporation (2009 sale of Boddington Gold mine) and a profit on the sale of AngloGold Ashanti-Polymetal Strategic Alliance to Polyholding Limited of $20 million, partially offset by indirect tax expenses and legal claims in Continental Africa, the United States of America and Brazil as well as a loss on disposal of land, equipment and assets, mineral rights and exploration properties.

In the six months ended June 30, 2011, the Company recorded a profit on sale of assets, realization of loans, indirect taxes and other of $41 million. The profit included royalties from Newmont Mining Corporation (2009 sale of Boddington Gold mine), Simmer & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine) and the sale of AngloGold Ashanti Ghana Limited’s interests in a royalty stream related to the Ayanfuri Mine to Franco Nevada Corporation for $35 million during June 2011, partly offset by indirect tax expenses and legal claims in Continental Africa.

Non-hedge derivative gain/loss and movement on bonds

Non-hedge derivative gain/loss

A gain on non-hedge derivatives of $67 million was recorded in the six months ended June 30, 2012, compared to a gain of $88 million in the same period of 2011 relating to the use of non-hedging instruments. The gain on non-hedge derivatives recorded in the six months ended June 30, 2012 was due to the fair value gain of the conversion features of convertible bonds during the period. Non-hedge derivatives and movement on bonds recorded in the six months ended June 30, 2012 and 2011 included:

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Fair value gain on option component of convertible bonds	67	88

Movement on bonds

	Six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Fair value gain on mandatory convertible bonds	113	92

Fair value movements on the mandatory convertible bonds relate to the ex interest NYSE closing price of these bonds.

Taxation expense

A net taxation expense of $439 million was recorded in the six months ended June 30, 2012 compared to a net expense of $284 million in the same period in 2011. Deferred tax charges in the six months ended June 30, 2012 amounted to $135 million compared to $166 million in the same period in 2011 due primarily to the reversal of timing differences from the utilization of tax losses in South Africa partly offset by the taxation rate change in Ghana from 25 percent to 35 percent, which is limited to 30 percent for AngloGold Ashanti in terms of the stability agreement between the Company and the Ghanaian government. Charges for current tax in the six months ended June 30, 2012 amounted to $304 million compared to $118 million in the same period in 2011. The higher current taxation in 2012 is mainly due to higher taxable income in Tanzania and South Africa, while 2011 was lower due to the utilization of tax losses.

Noncontrolling interests net income

Net income attributable to noncontrolling interests decreased from $20 million in the six months ended June 30, 2011 to $13 million in the six months ended June 30, 2012, primarily due to losses recognized at Mongbwalu in the DRC being partially offset by increased revenue at Serra Grande in Brazil and Cerro Vanguardia in Argentina.

Net income

Net income of $714 million was recorded during the first six months of 2012 compared to a net income of $723 million during the first six months of 2011. The decrease was primarily due to increased cost and expenses, which were partially offset by increased revenue from product sales due to a higher spot gold price. The net income attributable to AngloGold Ashanti (after allowing for noncontrolling interests) amounted to $701 million for the six months to June 30, 2012 compared to a net income of $703 million for the same period in 2011.

Liquidity and capital resources

Net cash provided by operating activities was $991 million in the six months ended June 30, 2012, a decrease of $100 million when compared to net cash provided by operating activities of $1,091 million for the comparable period in 2011. This was primarily as a result of higher costs and expenses and lower production in the six months ended June 30, 2012 relative to the same period in 2011. Net cash outflow from operating working capital items amounted to $149 million in the six months ended June 30, 2012, compared to a net cash outflow of $111 million for the same period in 2011.

Investing activities in the six months ended June 30, 2012 resulted in a net cash outflow of $874 million compared to a net cash outflow of $633 million in the six months ended June 30, 2011. Additions to property, plant and equipment, which included capital expenditure of $686 million compared to $556 million in the same period in 2011, were recorded in the first six months of 2012.

Financing activities in the six months ended June 30, 2012 resulted in an outflow of $248 million compared to an outflow of $202 million in the six months ended June 30, 2011. Cash outflows from normal scheduled loan repayments amounted to $8 million and debt issue costs of $8 million were paid on the A$600 million syndicated revolving credit facility during the six months ended June 30, 2012. Cash inflows from proceeds from loans in the six months ended June 30, 2012 amounted to $150 million and included $100 million drawn down on the $1.0 billion syndicated loan facility to fund ongoing capital projects as well as $50 million drawn down on the A$600 million syndicated loan to fund working capital requirements on the Tropicana project. Cash outflows for the acquisition of the remaining 50 percent stake of Serra Grande mine in Brazil amounted to $220 million. The Company made dividend payments of $163 million during the six months ended June 30, 2012 compared to $54 million for the same period in 2011.

As a result of the items discussed above, at June 30, 2012 AngloGold Ashanti had $987 million of cash and cash equivalents compared with $1,112 million at December 31, 2011, a decrease of $125 million. Cash classified as restricted amounted to $56 million at June 30, 2012, compared to $58 million at December 31, 2011. At June 30, 2012, the Company had a total of $1,609 million available but undrawn under its credit facilities.

AngloGold Ashanti is currently involved in a number of capital projects. As at June 30, 2012, $491 million of AngloGold Ashanti’s short-term future capital expenditure had been contracted for and another approximately $3,754 million had been authorized but not yet contracted for, as described in note N “Commitments and contingencies” to the condensed consolidated financial statements. AngloGold Ashanti intends to finance these capital expenditures from cash on hand, cash flow from operations, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

Critical accounting policies

The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. For a full discussion of the Company’s critical accounting policies, please see “Management’s discussion and analysis of financial condition and results of operations – Critical accounting policies” and the consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 and as at December 31, 2011 and 2010 and footnotes thereto included in the Company’s Form 20-F for the year ended December 31, 2011, which was filed with the SEC on April 23, 2012.

Recent accounting pronouncements—adopted and issued

For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on the Company’s financial statements, see notes A “Basis of presentation” and B “Accounting developments” to the condensed consolidated financial statements.

Contractual obligations

In addition to the contractual obligations disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, during the six months ended June 30, 2012 the Company made normal scheduled loan repayments of $8 million. Cash inflows from proceeds from loans amounted to $150 million for this period and included $100 million drawn down on the $1.0 billion syndicated loan facility to fund ongoing capital projects as well as $50 million drawn down on the A$600 million syndicated loan to fund working capital requirements on the Tropicana project.

For a further description and discussion of the Company’s outstanding debt as at June 30, 2012, see note E “Debt” to the condensed consolidated financial statements.

As at June 30, 2012, the estimated fair value of derivatives (the conversion features of convertible bonds) amounted to negative $25 million compared to negative $92 million at December 31, 2011.

Recent developments

On July 20, 2012, AngloGold Ashanti acquired First Uranium (Pty) Ltd, a wholly owned subsidiary of First Uranium Corporation and the owner of Mine Waste Solutions in South Africa, for a cash consideration of $335 million. Mine Waste Solutions is a recently commissioned tailings retreatment operation located in South Africa’s Vaal River region and in the immediate proximity of AngloGold Ashanti’s own tailings facilities. In connection with the acquisition, AngloGold Ashanti agreed to guarantee the existing delivery of obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25 percent of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500 ounces over the life of the contract. The acquisition is expected to provide additional uranium and gold production. It will result in significant synergies, facilitate long-term rehabilitation of the area and secure long-term employment opportunities in South Africa. Due to the proximity of the reporting date and the acquisition date, the purchase price allocation has not been completed and will be completed during the third quarter of 2012.

On July 20, 2012, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, each a wholly owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion five-year unsecured revolving credit facility with a syndicate of lenders which will replace its existing $1.0 billion syndicated facility maturing in April 2014. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated each guaranteed the obligations of the borrowers under the facility. Amounts may be repaid and reborrowed under the facility during its five-year term. Amounts outstanding under the facility bear interest at LIBOR plus a margin.

On July 25, 2012, the Company announced the pricing of an offering of $750 million aggregate principal amount of 5.125 percent notes due 2022. The notes were issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the Company, at an issue price of 99.398 percent. The net proceeds from the offering were approximately $738 million, after deducting discounts and estimated expenses. The notes are unsecured and fully and unconditionally guaranteed by AngloGold Ashanti Limited. The transaction closed on July 30, 2012.

On or about August 21, 2012, AngloGold Ashanti Limited was served with motion proceedings in Johannesburg relating to silicosis and other occupational lung diseases (“OLD”). The motion proceedings seek to have the court certify a class of mineworkers with OLD who previously worked or continue to work in one of six gold mines currently within AngloGold Ashanti’s South African operations. In the event the class is certified, such class of workers would institute actions by way of a summons against AngloGold Ashanti Limited and potentially other defendants for amounts as yet unspecified. At least one similar class action has been threatened against AngloGold Ashanti Limited by another law firm, and it is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti Limited in the future.

AngloGold Ashanti Limited will defend this and any other future claims, if and when filed, on their merits. AngloGold Ashanti Limited’s notice of intention to oppose was served and filed on September 4, 2012. Should AngloGold Ashanti Limited be unsuccessful in defending any such claims, or in otherwise favorably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in an earlier decision by the Constitutional Court, such matters would have an adverse effect on AngloGold Ashanti’s financial position, which could be material.

Forward-looking statements

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders’ equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity, capital resources and capital expenditure and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti’s 2011 annual report on
Form 20-F, which was filed with the Securities and Exchange Commission in the United States on April 23, 2012 and the prospectus supplement to the Company’s prospectus dated July 17, 2012 that was filed with the Securities and Exchange Commission on July 25, 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 5, 2012	By:	/s/ ME SANZ
	Name:	ME Sanz
	Title:	Group General Counsel and Company Secretary